

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 20, 2017

Via E-mail
Mr. Jawad A. Ahsan
Chief Financial Officer
Axon Enterprise, Inc.
17800 North 85th Street
Scottsdale, Arizona 85255

> **Re:** **Axon Enterprise, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 6, 2017**
> **File No. 1-16391**

Dear Mr. Ahsan:

We issued comments on the above captioned filing on August 10, 2017. On September 5, 2017, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell at (202) 551-3709 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction